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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

    PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                   FILING NO. 1 FOR THE MONTH OF AUGUST, 2002


                              VISIBLE GENETICS INC.
                              ---------------------
                           (Exact name of Registrant)

             700 BAY STREET, SUITE 1000, TORONTO ON, CANADA M5G 1Z6
             ------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F |X|   Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes |_|   No |X|

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                              VISIBLE GENETICS INC.

         On August 8, 2002, Visible Genetics Inc. ("we" or the "Company") reported our financial results for the second quarter of 2002. We reported sales of $4.7 million for the second quarter ended June 30, 2002, compared to $3.9 million for the same period in 2001. The net loss attributable to common shareholders for the quarter was $11.8 million or $0.62 per share, compared to a net loss attributable to common shareholders of $10.2 million or $0.62 per share for the same period in 2001. Sales for the first six months of 2002 were $9.0 million with a net loss attributable to common shareholders of $22.6 million or $1.18 per share, compared to sales of $7.5 million and a net loss attributable to common shareholders of $19.6 million or $1.20 per share, for the corresponding period in 2001. (All amounts are in US dollars.)

         Sales of genotyping kits and consumables in the first half of 2002 increased 35% from such sales in the first six months of 2001. Total expenses for the second quarter of 2002 increased to $12.0 million, up from $11.3 million for the second quarter of 2001. The increase in expenses was primarily due to legal and administrative costs associated with the pending acquisition of the Company by Bayer Corporation ("Bayer"). At June 30, 2002, we had $31.2 million in cash, cash equivalents and short-term investments.

         On July 23, 2002, we announced that we had entered into a definitive agreement to sell the Company to Bayer for $61.4 million in a transaction structured as a plan of arrangement under Canadian law. Bayer will purchase for cash consideration the Company's outstanding common shares at a price of $1.50 per share and the Series A convertible preferred shares at a price of $1,000 per share plus accrued dividends. We are currently preparing the necessary documentation and seeking the appropriate regulatory and court approvals required to complete the transaction. We plan to mail a Management Information Circular and Proxy Statement describing the transaction to shareholders in September and to hold a Special Meeting of shareholders in early October to seek shareholder approval for the transaction.

         The footnotes to the Company's June 30, 2002 consolidated financial statements include a statement to the effect that if the Company's sale to Bayer is not completed, the ability of the Company to continue as a going concern will be dependent on its ability to reduce losses and obtain additional capital.

         THIS FORM 6-K CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995. A VARIETY OF FACTORS COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE ANTICIPATED RESULTS OR OTHER EXPECTATIONS EXPRESSED IN THESE FORWARD LOOKING STATEMENTS. THE RISKS AND UNCERTAINTIES THAT MAY AFFECT THE OPERATIONS, PERFORMANCE, DEVELOPMENT AND RESULTS OF THE COMPANY INCLUDE
BUT ARE NOT LIMITED TO: WHETHER WE COMPLETE THE SALE OF OUR COMPANY TO BAYER CORPORATION; IF WE ARE UNABLE TO COMPLETE THE SALE OF OUR COMPANY TO BAYER, OUR ABILITY TO RAISE ADDITIONAL CAPITAL; UNCERTAINTY OF ACCEPTANCE OF GENOTYPING
IN GENERAL, AND OF OUR PRODUCTS, IN PARTICULAR IN THE CLINICAL DIAGNOSTIC MARKET; FAILURE OF THE FDA TO TAKE ENFORCEMENT ACTION TO RESTRICT THE USE OF HOME BREW GENOTYPING TESTS TO PROVIDE DRUG RESISTANCE REPORTS AND TESTS TO PHYSICIANS AND OTHER HEALTH CARE PROVIDERS; REFUSAL OF INSURANCE COMPANIES
AND OTHER THIRD PARTY PAYORS TO REIMBURSE PATIENTS OR PHYSICIANS FOR OUR PRODUCTS; PROBLEMS THAT WE MAY FACE IN OUR ABILITY TO SELL OUR HEPATITIS C GENOTYPING KIT TO THE CLINICAL RESEARCH MARKET INCLUDING OUR INABILITY TO ACCESS INTELLECTUAL PROPERTY REQUIRED FOR THIS PRODUCT THROUGH A LICENSING OR DISTRIBUTION ARRANGEMENT; PROBLEMS THAT WE MAY FACE IN MANUFACTURING,
MARKETING AND DISTRIBUTING OUR PRODUCTS; DELAYS WHICH MAY OCCUR IN MAKING OUR ATLANTA MANUFACTURING FACILITY FULLY OPERATIONAL; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY THE FDA FOR CHANGES MADE TO FDA-APPROVED PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN APPROVAL BY CERTAIN FOREIGN REGULATORY AUTHORITIES FOR OUR HIV OPENGENE SYSTEM AND CERTAIN OTHER PRODUCTS; DELAYS IN OBTAINING OR OUR INABILITY TO OBTAIN FDA APPROVAL FOR CERTAIN OF OUR FUTURE PRODUCTS; PROBLEMS WE MAY FACE WITH FUTURE CLINICAL TRIALS; PROBLEMS IN ACQUIRING AND PROTECTING INTELLECTUAL PROPERTY

IMPORTANT TO OUR BUSINESS THROUGH PATENTS, LICENSES AND OTHER ARRANGEMENTS; OUR ABILITY TO SUCCESSFULLY DEFEND CLAIMS THAT OUR PRODUCTS MAY INFRINGE THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS; PROBLEMS WITH IMPORTANT SUPPLIERS AND BUSINESS PARTNERS; DELAYS IN DEVELOPING OR THE FAILURE TO DEVELOP NEW PRODUCTS AND ENHANCED VERSIONS OF EXISTING PRODUCTS; AND OTHER ISSUES DETAILED FROM TIME TO TIME IN THE COMPANY'S SEC FILINGS. THESE FORWARD LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE HEREOF. VISIBLE GENETICS DISCLAIMS ANY INTENT OR OBLIGATION TO UPDATE THESE FORWARD LOOKING STATEMENTS.

         We hereby incorporate by reference this Form 6-K into our Registration Statements on Form F-3 and into the prospectuses contained therein (File Nos. 333-76786 and 333-8146) and our outstanding Registration Statements on Form S-8 and into the reoffer prospectuses contained therein.

Exhibit 1 - Second Quarter 2002 Financial Results
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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            VISIBLE GENETICS INC.


Date: August 8, 2002                        By: /s/ THOMAS J. CLARKE
                                                ------------------------------
                                                Name:  Thomas J. Clarke
                                                Title: Chief Financial Officer